Points International to Hold Second Quarter 2019 Conference Call on Thursday, August 1, 2019 at 4:30 p.m. ET

TORONTO - July 18, 2019 - Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) (Points), the global leader in powering loyalty commerce, will hold a conference call on Thursday, August 1, 2019 at 4:30 p.m. Eastern time to discuss its financial results for the second quarter ended June 30, 2019. The company will report its results in a press release prior to the conference call.

Points management will host the conference call, followed by a question and answer period. Investors and analysts are encouraged to submit questions they would like management to address during the discussion via email to IR@points.com by Friday, July 26, 2019 at 5:00 p.m. Eastern time. During the conference call, management will respond to appropriate and common themes submitted online prior to taking questions from covering analysts.

Date: Thursday, August 1, 2019

Time: 4:30 p.m. Eastern time (1:30 p.m. Pacific time)

Toll-free dial-in number: 1-855-327-6837

International dial-in number: 1-631-891-4304

Conference ID: 10007319

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Gateway Investor Relations at 1-949-574-3860.

A replay of the conference call will be available after 7:30 p.m. Eastern time on the same day through August 15, 2019.

Toll-free replay number: 1-844-512-2921

International replay number: 1-412-317-6671

Replay ID: 10007319

About Points International Ltd.

Points (TSX: PTS) (Nasdaq: PCOM) provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. The Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service, which retails loyalty points and miles directly to consumers; its Platform Partners service, which offers developers transactional access to dozens of loyalty programs and hundreds of millions of members via a package of APIs; and its Points Travel service, which helps loyalty programs increase revenue from hotel bookings, while enabling members to more effectively earn and redeem loyalty rewards. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, please visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points' financial information, visit investor.points.com.

Investor Relations Contact

Sean Mansouri, CFA or Cody Slach

Gateway Investor Relations

1-949-574-3860

IR@points.com